Exhibit 99.2

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourth Meeting of the Sixth Session of the Board of Supervisors of China Life Insurance Company Limited

The fourth meeting (the “Meeting”) of the sixth session of the Board of Supervisors of the Company (the “Board of Supervisors”) was held on December 20, 2018 at the conference room located at A18 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated December 10, 2018. Out of the Company’s five supervisors, four supervisors attended the Meeting. Jia Yuzeng, Chairperson of the Board of Supervisors, and Luo Zhaohui and Huang Xin, supervisors of the Company, attended the Meeting in person. Shi Xiangming, supervisor of the Company, attended the Meeting by way of telecommunications. Song Ping, supervisor of the Company, was on leave for other business and authorized in writing, Huang Xin, supervisor of the Company, to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Supervisors of the Company.

The Meeting was presided over by Chairperson Jia Yuzeng. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding Amending the Articles of Association of the Company

The Board of Supervisors agreed to submit the proposal to the general meeting of shareholders of the Company for approval. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal regarding Amending the Rules of Procedures for the Board of Supervisors of the Company

The Board of Supervisors agreed to submit the proposal to the general meeting of shareholders of the Company for approval.

Voting result: 5 for, 0 against, with no abstention

Commisiion File Number 001-31914

3.	The Proposal regarding the 2019 Work Plan of the Board of Supervisors of the Company

Voting result: 5 for, 0 against, with no abstention

4.	The Proposal regarding the Rectification Plan for Issues Identified during the Anti-money Laundering Supervision Visits of the Company in 2018

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 20, 2018